UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

MEZABAY INTERNATIONAL, INC.
(formerly, Cardtrend International Inc.)
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

593168 10 7
(CUSIP Number)

Chen Yu Hua, Shareholder
Room 1608 East Tower, No.13 of Xinchengnan Street
Tianhedong Road, Guangzhou, China
Tel: +86 139 2226 2222
Fax: +86 20 87514658
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2008
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chen Yu Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese
7	SOLE VOTING POWER 100,742,553
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 100,742,553
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,742,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.34%
14	TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Mezabay International, Inc. (formerly Cardtrend International Inc.), a Nevada corporation (the “Issuer”). At present, there are 974,360,108 issued and outstanding shares of Common Stock, and a total of 1,500,000,000 authorized shares of Common Stock.

The Reporting Person is Chen Yu Hua, a citizen and resident of the People’s Republic of China (hereinafter, “CYH”), who was a director and the Chief Officer – Greater China of the Issuer during the period November 1 , 2007 to September 23, 2009. The Reporting Person is the beneficial owner of 100,742,553 shares of Common Stock.

The Issuer’s principal executive offices are located at 800 5th Avenue, Suite 4100, Seattle, WA 98104.

Item 2.    Identity and Background.

                 a.  The name of the Reporting Person is Chen Yu Hua (“CYH”)

                         b.  The residential address of CYH is Room 1608 East Tower, No.13 of Xinchengnan Street Tianhedong Road, Guangzhou, China.

                        c.  CYH’s principal business is acting as a private investor.  CYH was the Chief Officer – Greater China and a director of the Issuer during the period November 1, 2006 to September 23, 2009.

                         d.  During the past five years, CYH has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                         e.  During the past five years, CYH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to an employment contract entered into between CYH and the Issuer dated October 31, 2007, Chen was issued 6,000,000 restricted shares of the Common Stock at a price of $0.08 per share as sign-on fee on January 2, 2008 for his employment as the Chief Officer – Greater China for a term of five years. CYH’s employment contract with the Company was attached as exhibit 10.1 to the Form 10-KSB for the fiscal year ended December 31, 2007 filed with the Commission on April 15, 2008, and is incorporated by reference hereby. On September 15, 2009 and September 25, 2009, CYH was issued 38,688,684 and 16,485,276 shares of Common Stock in settlement of salaries owed to CYH by the Issuer totaling $131,340.79 and averaging $0.00238 per share. On September 25 2009, CYH was issued 41,568,593 shares of Common Stock in settlement of salaries and compensation for early termination of employment pursuant to the Employment Termination Agreement of CYH dated September 23, 2009 (the “Employment Termination Agreement”) owed to CYH by the Issuer totaling $332,548.74 and averaging $0.008 per share. The Employment Termination Agreement was attached as exhibit 10.3 to a Form 8-K filed with the Commission on September 28, 2009 and is incorporated by reference hereby. With the last transaction that occurred on September 25, 2009, CYH has, during the period cumulatively acquired a total of 100,742,553 shares of Common Stock or 10.34% of the total 974,360,108 issued and outstanding shares of Common Stock of the Issuer.

Item 4.    Purpose of Transaction.

As described above, the Reporting Person’s acquisitions of the securities were made pursuant to the sign-on fee to for his employment with the Issuer and the settlement of his salaries and compensation for early termination of his employment contract by the issuer.

CYH intends to review its investment in the Issuer on a continuing basis. In this regard, CYH may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. CYH may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. CYH’s actions with respect to its investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, CYH’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to CYH, prospects for CYH’s own income, general economic conditions, including stock market conditions and other future developments.

         CYH reserves the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as set forth in this Item 4, CYH has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

         a.      At present, CYH beneficially owns 100,742,553 shares of Common Stock. CYH disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

         b.     The following table indicates the number of shares as to which CYH has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Chen Yu Hua	100,742,553	10.34%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Chen Yu Hua	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Chen Yu Hua	100,742,553	10.34%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Chen Yu Hua	-0-	0%

The information set forth herein is based upon information set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2009 filed with the Commission by the Issuer on August 19, 2009, the Form 8-K filed with the Commission by the Issuer on September 28, 2009 and the Shareholder Report as at September 30, 2009 prepared by Pacific Stock Transfer Agent Company, the Issuer’s transfer agent. As of September 30, 2009, the Issuer had 974,360,108 shares of Common Stock issued and outstanding and 10,000,000 shares of Series D Preferred Stock issued and outstanding, of which, 5,000,000 shares of such Preferred Stock are being converted to 500,000,000 shares of Common Stock at the time of the filing of this Form 13D, and 5,000,000 shares of such Preferred Stock will be converted to 500,000,000 shares of Common Stock when the authorized number of shares of the Common Stock of the Issuer has been effectively increased from currently 1,500,000,000 to a minimum of 3,000,000,000 as disclosed in a Form 8-K filed with the Commission by the Issuer on September 28, 2009.

        Except as described in this Schedule 13D, CYH has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between CYH, and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1
Employment Contract of CYH (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10KSB for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on April 15, 2008)

2	Employment Termination Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEN YU HUA

By: CHEN YU HUA
Name: Chen Yu Hua

Date:   October 15, 2009